OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Digital Direct IR, Inc.

61-21 183 Street
Fresh Meadows, NY 11365-2114

www.d2ir.com



154 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,353* shares of common stock ($87,945)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 154 shares of common stock ($10,010)

Company	Digital Direct IR, Inc.
Corporate Address	61-21 183 Street Fresh Meadows, NY 11365-2114
Description of Business	Commercialization of our patents in Thermal Infrared Imaging systems to be used for automotive, military, commercial, industrial, healthcare research, security, surveillance, drones, agriculture, water resources and many other use markets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$65.00
Minimum Investment Amount (per investor)	$130

Perks*

$250 — If you invest $250, you will receive a D2IR bumper sticker.

$500 — If you invest $500, you will receive a D2IR Tee Shirt.

$2,500 — If you invest $2,500, you will receive a personal call from the Founder.

$15,000 — If you invest $15,000, you will receive a lunch in NYC with the team. And, two theatre tickets to the NYC Broadway show of your choice.

$100,000 — If you invest $100,000, you will receive a dinner with the CEO at the restaurant of your choice in the continental United States. And, four theatre tickets to the NYC Broadway show of your choice.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Digital Direct IR, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $65 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $650. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The Company

Digital Direct IR, Inc. has developed and patented an innovative thermal imaging (infrared) detector that uses an entirely new, direct to digital method for capturing infrared data. Our technology is less complex than existing technologies, which use complicated detection mechanisms and suffer from data "noise" resulting from the conversion of analog to digital signals. Our technology enables the production of a multi-spectrum, direct to digital detector as well as multiple enhancements that reduce the cost and improve the performance of thermal imaging.

Based on simulations we have run, we expect thermal imaging cameras built using our technology to have a detector sensitivity equal or better than currently available uncooled cameras and to be up to 50-90% less expensive than existing infrared cameras. We believe that the price/performance combination of our technology positions it best for new uses in autonomous vehicles and medical imaging and will enable us to outcompete more expensive thermal imaging technologies used for defense, security and surveillance.

Our mission is to use our technology to lower the price of and enable more widespread usage of thermal imaging. Current technologies are expensive and complex, which limits the use of thermal imaging in many areas where it would otherwise be valuable. Just to give a few examples, widespread use of thermal imaging technology has the potential to save lives by:

· Enabling drivers and autonomous vehicle systems to spot and avoid people, animals and other objects and conditions in their path and, as a result, increase the safety of drivers, passengers and pedestrians

· Identifying cancers and other anomalies that are under the skin or other body tissue

· Mapping fires and identifying dangerous hotspots

· Enabling first responders to avoid pitfalls and rescue individuals in low-visibility environments

· Hardening surveillance systems

· Providing warfighters with more powerful night vision and electro-optical targeting systems

We seek to commercialize our technology and then develop strategic partnerships that can accelerate the adoption of our technology in the automotive, medical imaging, defense and safety & security markets. Our goal is for thermal imaging to become so widely used that it becomes ordinary and commonplace instead of being limited to specialized uses.

Company History

D2IR was founded by PeterKaufman, an engineer with over 30 years of design and engineering expertise andnumerous patents and publications, and Howard Carpenter. Since its founding, D2IR has:

·   Filed for approximately 19 patents in the United States and worldwide

·   Developed and published a proof of concept journal article in Emerging Materials Research, a peer reviewed engineering journal

·   Validated a technology proof of concept in COMSOL, a multi-physics modeling application

·   Created a demonstration lens unit

·   Developed the IP for breakthrough enhancements to our detector, such as a curved imagerand ring array

·   Partnered with a semiconductor design and fabrication partner

·   Commenced the fabrication and testing of our patented infrared detector

. Raised approximately $750,000 in seed capital

Competitive Advantage

D2IR's novel infrared detection technology has the potential to deliver a significantly better price/performance combination than existing thermal imaging technologies.

· *Price*. We expect cameras built using our technology to be 30-50% less expensive than existing cameras when only mid IR or far IR detection is required and to be 50-90% less expensive for dual spectrum (mid IR and far IR) detection. D2IR's technology has an even greater price advantage if longer sight distances are required; this requires a larger lens, and we expect our optics cost to increase only 10 to 12% as diameter of the lens doubles compared to the up to 400% cost increase required for conventional IR optics, which require expensive and delicate gemological lens materials to focus the IR spectrum.

· *Performance*. We expect cameras built using our technology to have a higher pixel count for any given price point, and that the resulting ability to use VGA, SVGA and higher resolution infrared cameras at a lower cost will expand the potential uses of thermal imaging technology. We expect a VGA camera built using our technology to be less expensive than existing ¼ VGA cameras. We also expect cameras using D2IR technology to have less than 1% light loss compared to the 8 to 15% light loss typical for conventional spherical IR optics, which increases the distance that the cameras can see.

· *Multi-spectrum*. Our infrared detector can see both mid IR and far IR; existing technologies require separate detectors—and cameras—for each. Our multi-spectrum detection technology is unique, and it enables dual, triple and quad spectrum cameras at a lower price point than purchasing 3 or 4 separate cameras.

The Problem with Existing Cameras

Detector. Existing thermal imaging cameras use one of two different 50-year-old technologies: a quantum well or a bolometer. These technologies have significant drawbacks that result in performance limitations, manufacturing difficulties and high prices:

· they use many small, nano-sized structural and functional component parts, which are expensive;

· complex detector design results in more complex manufacturing;

· they require an analog-to-digital conversion to produce usable outputs, which introduces "noise" into the camera video image;

· detectors can see only mid IR or far IR, but not both;

· the components used in the detector consume electrical power; and

· complexity and cost limit flexibility.

Lens. The shortcomings of conventional thermal imaging detectors are magnified when they are included in a camera because thermal imaging camera lenses require exotic and delicate gemological materials such as sapphire and germanium. These materials are expensive and costly to manufacture, but they're needed because infrared spectrum energy does not pass through glass or plastic. Because conventional thermal imaging cameras see only one part of the IR spectrum, two cameras—and therefore two expensive lenses—are needed for dual-spectrum imaging.

The complexity of current technology limits manufacturers' flexibility in designing camera components. As a result, as the distance the camera needs to see increases—from near focus distances (under 100 feet) to long distances (a mile or more)—the lens size increases, and costs increase exponentially. Traditional lenses also suffer from both chromatic aberration (color distortion) and spherical aberration (focus distortion). Multiple supplementary lens elements are needed to correct these problems, which further increases complexity and cost.

Advantages of D2IR's Infrared Detection

Detector. Our novel infrared detector design uses a new method to measure changes in temperature and then transmit these changes in an all-digital signal. Our infrared detector is superior to existing technologies because:

· components are less expensive;

· simpler detector design lowers manufacturing complexity;

· no noise resulting from analog to digital conversion;

· one camera can see both mid IR and far IR;

· lower power consumption;

· resistance to X-ray and UV radiation; and

· more flexibility in camera configurations.

Less Expensive, Less Complex Design. The images below compare the complexity of a quantum well design to the D2IR infrared detector. The quantum well requires far more components than a D2IR detector, yet all of them must still fit within the same size pixel. Our detector is much easier and less expensive to manufacture.

Existing technologies also require multiple steps—and therefore multiple components —to generate a digital output that can be read by a videoprocessor. The images below show thesteps needed for a quantum well to generate digital output compared to our technology.

No Noise. Our detector's direct-to-digital technology delivers better performance than existing technologies with less complexity. The analog to digital conversion process for existing detectors introduces "noise," which lowers the sensitivity of the detector. A major reason that noise occurs is because existing technology detects changes in voltage. A change in voltage may, however, result from other background changes in the environment and not just because of infrared energy. Our direct to digital design is immune to this noise because it measures changes in frequency and not changes in voltage. The image below shows the difference between a digital signal and an analog signal.

Multi-Spectrum. D2IR's detector can see both mid IR and far IR. This enables it to be packaged in a camera with our ultra-wide spectrum lens, which can focus both mid IR and far IR. The chart below compares our multi-spectrum detector to existing technologies.

Low Power. Our detector design is power efficient because the IR absorber uses the coefficient of thermal expansion and does not require electric power to operate. The second component, the resonator, is only powered for a short period in each image acquisition cycle, which also contributes to low power usage.

X-Ray/UV Radiation Resistance. Because our infrared detector's absorber is metal and our design uses a reflective optics systems, we will be able to create an imager and packaging that has a very high level of radiation immunity.

Technology Enhancements

We are developing additional enhancements to our technology that we believe will increase the market for and use of thermal imaging. These include: (1) an ultra-wide spectrum optics lens, (2) a curved imager, (3) a tri- or quad-spectrum camera that can see visible and infrared wavelengths, (4) a 360° ring-array imager that can be used for medical imaging and (5) a dual-sided detector. We have patented each of these enhancements.

Ultra-Wide Spectrum Lens. Our lens can see multiple parts of the spectrum, from visible through far IR, and does not suffer from chromatic or spherical aberrations and distortions. In addition, we expect that the cost to see near focus distances (under 100 feet) and long distances (a mile or more) will be relatively constant as lens size increases. This is an improvement over conventional IR lenses, which cost exponentially more to see long distances.

Curved Imager. Imagers have to date been made from advanced silicon-based semiconductor materials. Because silicon is brittle, it cannot be stressed or bent. This has created issues for imager design because lenses are curved, but camera images have been flat. The simplicity of our detector parts makes fabrication on a curved(non-flat) surface possible and as a result we will be able to fabricate a curved imager. This has been the "holy grail" of imaging for years because a detector that matches the curvature o fthe lens, similar to the way a human eye works, delivers better performance.

Tri- and Quad-Spectrum Camera. Our tri- and quad-spectrum camera design uses proprietary materials and packaging to integrate our infrared detector, which can see mid IR and far IR, with a supplemental imager for the visible and near IR spectrum.

This will enable us to create the first true tri-spectrum camera on the market. The smaller form factor and lower cost of a tri-spectrum camera compared to installing 3 or 4 separate cameras makes it useful for law enforcement, security, surveillance, defense, homeland security and medical imaging, among other uses.

360°Side-Scanning Ring Array. Our ring array imager arranges the D2IR infrared detector in a novel, 360 degree array that lets the detector see in a 360degree circular ring perpendicular to the direction of movement of the camera. This has important uses in medical imaging because it makes possible applications such as a swallowable pill detector and an IR endoscope that can see in more than one direction. IR imaging enables detection of anomalies (such as cancers) under the tissue surface, compared to visible light imaging that is limited to surface anomalies. The swallowable pill camera also enables doctors to image within the body without conducting a full medical procedure that requires anesthesia and the assistance of an anesthesiologist

Dual-Sided Detector. Our infrared detector can be fabricated so that both sides of it accept incoming incident IR scene information. When combined with our proprietary optical designs, we will be able to enhance our detector in two different ways: First, we will be able to split the incoming incident data and send it to both sides of the detector simultaneously and then have each side read its portion of the incoming data. This will effectively double the active area of the detector and, as a result, increase the detector's sensitivity and reduce the detector's rise-time. Second, will be able to use a shutter to accept incoming incident IR scene information from two separate optical units and, as a result, observe two separate scenes or combine the information to facilitate real-time 3D IR imaging.

Development Plan

In Phase 1 of ourdevelopment, we (1) developed a proof of concept of our thermal imagingdetector, (2) performed the mathematical calculations to test our proof ofconcept, (3) patented our novel technology and (4) produced a beta lens. In Phase 2, we modeled our detector's performance using COMSOL, and industry-standard simulation tool, and published the proof of concept for our patented technology in Emerging Materials Research, a peer reviewed science journal published by the Industry of Civil Engineers.

 We commenced Phase 3 of our product development plan in 2017—to fabricate, test and verify an infrared detector using our technology—together with SB Microsystems, our semiconductor development and fabrication partner. Fabrication work began on our infrared detector's components in February2018. We expect to fabricate a complete detector by July 2018 and to test the detector in July and August 2018.

 Once we complete our current phase and fabricate and test a completed infrared detector, we plan to commence Phase 4 of our development. We intend in Phase 4 invest in additional research and development to build an optimized array of our infrared detectors, and then to develop infrared cameras and imaging software using our technology and technology enhancements. This should take approximately 12-14 months from the fabrication of an infrared detector.

Business Strategy

Our business strategy is based on 4 key ideas:

· *Lower Prices.* We expect thermal imaging cameras built using our technology to cost up to 50-90% less than existing infrared cameras. This significant price differential will enable us to underprice existing IR camera products yet still make an attractive margin. In addition, it will enable our strategic partners to expand the use of thermal imaging into new markets such as autonomous vehicles, medical imaging and drones.

· *More Features.* Cameras built using our technology will be able to deliver much better performance at any price point. As a point of comparison, we expect a VGA camera using D2IR technology (with over 300,000 pixels) to be comparable in price to existing cameras' ¼ VGA (76,000 pixels) systems. Our technology also enables dual-spectrum, tri-spectrum and quad-spectrum detection as well as better optical (lens) sensitivity and extended sight distance. These added features will make thermal imaging more compelling in markets such as automotive and medical imaging where it has not yet received widespread adoption.

· *Technology Licenses.* We intend to license our technology in the automotive and medical imaging markets to deep-pocketed partners who have the resources and commercial relationships that will accelerate the rollout of our technology. In the defense and safety, security & drones market we plan to leverage systems integrators and channel partners as much as possible to create revenues, including through licensing arrangements.

· *R&D Partnerships.* We will continue to leverage our partnerships with world-class technology partners to design, fabricate and test our technology. This eliminates the need to invest in capital-intensive expensive semiconductor fabrication or test resources and enables us to scale up and scale down as needed.

Sales & Distribution; Licensing & Royalties

Our distribution plan is different for each end market but centers around the key principle of leveraging channel partners. In our four verticals, we have identified the key distributors, integrators and retailers. We do not expect to hire a large sales force or create our own manufacturing facilities.

Licensing. Once the infrared detector has been fabricated and tested, we expect to enter into discussions to license our patented technology to strategic partners in the automotive and medical imaging markets and to establish a proof of concept with our partners. We will seek to negotiate exclusive licenses for our technology in each market in exchange for upfront payments and ongoing royalties. We believe that a licensing approach will accelerate time to market for our technology because our partners will do the heavy lifting on qualifying cameras built using our technology for automotive OEMs and the FDA and manufacturing these cameras for the mass automotive and medical markets.

Systems Integrators and Distributors. Once we have developed an integrated camera, we intend to partner with systems integrators and distributors in the defense and safety, security & drone markets to sell off the shelf or OEM models built using our technology. These partnerships could also include licensing arrangements. D2IR has recently entered into negotiations with safety & security-related drone companies for the sale of up to 1,000-cameras built using D2IR technology and to license D2IR's technology for use on low-altitude drones.

Markets

We believe that our growth in the automotive market will result from the desire by OEMs, drivers,insurers and regulators for continued increases in automotive safety. The Association for Safe International Road Travel reports that 1.3 million people worldwide die every year from automotive accidents and another 20-50 million are injured. The National Highway Safety Administration calculates that there are 5.4 million motor vehicle accidents each year in the United States that result in over 40,000 deaths per year.

 As a result, advanced driver assistance systems (ADAS) that have the potential to reduce these numbers have experienced a rapid increase in adoption by automotive OEMs. These systems include blind spot alerts, automatic braking sensors, adaptive cruise control and lane keep assist.

Our potential customers could include the large automotive manufacturers including Ford, General Motors, Audi, BMW and Mercedes. We could also sell to the tier one component manufacturers such as Delphi or Lear. We may opt to distribute through service providers or technology firms such as Uber, Waymo or Tesla.

The team

Officers and directors

Peter Kaufman	Founder, CEO, CTO, Director
Howard Carpenter	Co-Founder, Director

Peter Kaufman
Mr. Kaufman has over 40 years of experience in the electronics manufacturing and product design industry during which he has developed an extensive array of industry contacts and resources. Peter has participated in a wide variety of project areas in product development and R&D and has always relied on his creativity and expertise to apply state-of-the-art technologies to new products and to improve existing systems. Peter's experience and contacts enhance his problem solving ability. Presently, Peter is involved in commercialization of his patents in electro-optical, optical, imaging, photonics, magnetics, & semiconductor development. Mr. Kaufman is a founder, CEO, CTO, Director and full time employee since the companies inception.

Howard Carpenter

Howard is a board member and a co-founder of the company. He has over 30 years of experience in military and commercial technology sales with a focus on specialized batteries. Mr. Carpenter is a board member, co-founder and full time participant in the management of D2IR since the companies inception.

Number of Employees: 3

Related party transactions

Messrs. Kaufman and Carpenter and the Company have entered into Grid Promissory Notes, which has an outstanding balance consisting of principal and interest of $100,000 in the aggregate for start-up financing to the Company, as of the date hereof. They do not intend to convert those notes in connection with this Financing and therefore such notes will be outstanding following this Financing. These notes have a perpetual duration and pay a 3% interest rate.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective. We may not have funding to keep our patents valid.** One of the Company's most valuable assets is its intellectual property. We currently hold over 10 issued patents and have filed for over a dozen additional patents. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness. We own our patents and do not owe any royalties for the use of such.
- **There are several potential competitors who are better positioned than we are to take the majority of the market. Many of our competitors are larger companies with substantial resources.** We will compete with larger, established manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that our cameras or sensors will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **While the Company has been in existance for several years, recently we haven't generated any revenue as we have been in a product development mode.** It has limited history, no clients and no revenues. If you are investing in this company, it's because you think our sensor technology is a good idea, that the Company's IP will be making our sensor, that the company will be able to manufacture our products, that we will be able to successfully market, manufacture and sell the

sensors, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any products . Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **Even if we raise the maximum sought in this offering, we need to raise extensive funds in order to be able to start manufacturing operations.** We estimate that we will require at least $1.7 million to complete the commercial production of the sensor. We may be able to finance the commercial production of the sensors through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities. No public market.** There is no public market for our securities and there is no guarantee that one will develop in a reasonable time frame. The shares of our company are illiquid. There is no guarantee that our debt will be repaid.

- **Any valuation at this stage is pure speculation and subject to change** Our proposed valuation is based on publicly available information on similar companies but there is no guarantee that investors will use the same set of comparable companies or some to a similar valuation. An discounted cash flow analysis is based on subjective inputs including growth rates, timing, discount rates and terminal multiples. There can be no guarantee that the company will achieve its projections.

- **The valuation will change based on events specific to the company and due to market conditions.** The company has established a valuation based on industry metrics, the milestones it has achieved and the success in completing the first phase of the pixel detector. There can be no guarantees that the pre-money or post-money valuations represent a "fair" or "intrinsic" value for the company's shares.

- **Our business projections are only estimates and may vary significantly.** There can be no assurance that the company will meet its projection or milestones. There can be no assurance that the company will have sufficient demand for its product. There is no guarantee that people will think our product is a better option than the competition .

- **As a direct or indirect United States government supplier, we may be subject to a number of procurement rules and regulations** Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

- **We face risks from international sales and business activities** We anticipate that we will market and sell our products worldwide and international sales will account for a good portion of our revenues. We also anticipate that we will manufacture certain products and subassemblies in Europe and/or Asia, subject to applicable laws and obtaining contracts with third parties. Our international business activities will be subject to a number of risks, including: • the imposition of and changes to governmental controls; • restrictions on the export of technology; • trade restrictions; • difficulty in collecting receivables; • inadequate protection of intellectual property; • labor union activities; • changes in tariffs and taxes; • restrictions on repatriation of earnings; • restriction on the importation and exportation of goods and services; • failure to comply with anti-bribery and anti-corruption laws; • difficulties in staffing and managing international operations; and • political and economic instability. No assurance can be given that these factors will not have a material adverse effect on our future international sales and operations and, consequently, on our business, financial condition and results of operations.

- **Our products may suffer from defects or errors leading to substantial product liability, damage or warranty claims** Our products contain new technology and could contain errors or defects due to the manufacturing and/or design process. If any of our products are defective, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses including expenses arising from product liability and warranty claims, disrupt sales and affect our reputation and that of our products, which could have a material adverse effect on our business, financial condition and results of operations. As we expand our presence into new markets, we may face increased exposure to product liability claims. We will need to obtain product liability insurance but cannot be certain that it will be sufficient or will be available on acceptable terms. We have not researched the viability of obtaining such insurance.

- **Our future success will depend on our ability to respond to the rapid other technological change in the markets in which we compete, our ability to introduce new or enhanced products and enter into new markets** The markets in which we compete are characterized by technological developments and new product introductions, enhancements and modifications (which can occur over time or rapidly as new technologies are conceived). Our ability to develop new products and technologies that anticipate changing customer requirements, reduce costs and otherwise retain or enhance our competitive position in existing and new markets will be an important factor in our future results from operations. We will continue to need to make capital expenditures and incur research and development costs to improve our manufacturing capability, reduce costs, and develop and introduce new products and enhancements. If we fail to develop and introduce new products and technologies in a timely manner, our business, financial condition and results of operations would be adversely affected. In addition, we cannot be certain that our new products and technologies will be successful or that customers will accept any of our new products.

- **Concurrent Private Equity Offering** While this offering in taking place, the Company expects to continue to raise money through the sale of equity in a private offering available only to accredited investors. The Company may opt to take additional capital from investors or may opt to close the private offering. The terms of the private offering -- including price and inducements, such as attached warrants -- may differ materially from this offering. The company may issue additional debt or convertible debt concurrent with this offering at the Company's sole discretion.

- **Our company may be unable to retain senior personnel.** We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk. Our operations depend almost exclusively on the performance and continued service of Peter Kaufman, and to some extent, Howard Carpenter. The business, its operations and strategy are derived from inventions developed by Mr. Kaufman, and Mr. Carpenter has been actively engaged in the business since inception. The loss of either of their services would adversely affect our ability to effectively pursue our business strategy and would most likely result in the loss of your investment. We do not maintain key man life insurance on either of them. Moreover, Mr. Kaufman is 65 and Mr. Carpenter is 85 years old and their continued service is subject to each of them having the ability to continue to devote their time to the Company, including based on their health.

- **The Company relies on third-parties over which the Company has little control; third party failures could negatively affect the Company's business.** While the Company intends to implement rigorous standards in selecting third party relationships and vendors, if a third-party fails to meet its obligations or provide the products or services required by the Company, the Company's operations and reputation may suffer. Government contractors must comply with specific procurement regulations and other requirements and are subject to routine audits and investigations by United States Federal, state or local government agencies. In addition, violations of unrelated laws and statutes can lead to debarment and other penalties. If due to our relationships with the government or third parties we are required to comply with procurement rules and regulations and other laws and statutes, and we fail to do so, the results could include: reductions in the value of contracts; contract modifications or termination; the assessment of penalties and fines; and/or suspension or debarment from United States government contracting or subcontracting for a period of time or permanently.

- **Special Participation Rights** The Company previously granted certain holders of common stock a special participation right to share in the Company's gross revenues. The Company may only redeem this participation right after the holders receive an amount equal to five times their original investment. The Company has not paid any amounts in respect of this participation right to date. In addition, any holder at this time may demand the redemption of its participation right in an amount equal to two times its original investment. No holder has ever requested such redemption. The Company intends to re-negotiate these participation rights with the holders of such rights in the future. Such re-negotiation could result in the Company having to "buy out" those participation rights and it is difficult to predict what that buyout may consist of. However, since the original investment consisted of a redemption of 5 times the original investment, the Company anticipates that the "buy out" may require the issuance of additional equity or other compensation. No assurance can be given that the Company will successfully be able to modify the participation rights and therefore the gross revenues of the Company may be distributable to such holders rather than used for growth or other working capital purposes.

- **Conflicts of Interest** Peter Kaufman and Howard Carpenter will be subject to a variety of conflicts of interest in managing the Company's assets and affairs as directors and officers of the Company. Messrs. Kaufman and Carpenter, together with shares owned by their relatives own 62% of the outstanding Common Stock of the Company (prior to the Financing). Consequently, they acting together will be able to control decision making of the Company. There can be no assurance that, in the future, conflicts of interest with respect to the foregoing transactions will not arise, or, if they do arise, that they will be resolved in a manner favorable to the Company. Messrs. Kaufman and Carpenter and the Company have entered into Grid Promissory Notes, which has an outstanding balance consisting of principal and interest of $100,000 in the aggregate for start-up financing to the Company, as of the date hereof. They do not intend to convert those notes in connection with this Financing and therefore such notes will be outstanding following this Financing.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Peter Kaufman, 31.3% ownership, Common Stock
- Howard Carpenter, 31.3% ownership, Common Stock

Classes of securities

- Common Stock: 127,141

Classes of Securities

The Company is authorized to issue up to 1,000,000 shares of common stock. As of April 25, 2018 the Company had 112,643 shares of Common Stock outstanding and 14,498 options issued and outstanding but not exercised.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

The Company is under no obligation to notify existing investor about additional capital raises and is under no obligation to offer the ability for existing investors to purchase more shares to maintain (or increase) their percentage ownership of the company

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The date of the most recent financial statements is 12/31/16. Since that time, the company's convertible notes ($202,162) have been converted to equity. The company was also successful in 2017 in raising approximately $300,000 of equity to fund operations. In early 2018 the company raised additional equity at a $6 million valuation.

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until mid 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation.

2016: The company had no revenue in 2016. Total expenses incurred in the year were $39774 which consisted of overhead and operational items. For the year the companies cash flow from financing activities was $92,775. The company ended the year with assets of $170,032 and stockholders equity of ($193,747).
2017: For the year the company had no revenue as it is still in the development stage. The company incurred $50,591 of expenses and had an operating loss for the year of $50,591. The largest expense was Research and Development which was $11,375. The company ended the year with assets of $313,665 and equity of $186,397. The company's cash flow from financing activities was $430,735 which included the conversion of the convertible notes of $202,165

Financial Milestones

The company successfully raised capital from 2015 through early 2018. The bulk of the proceeds from this capital raise will go toward funding the completion of the pixel, patent filings and working capital.

It is the company's goal to enter into a strategic partnership and receive an upfront and/or royalty payment which would be non-dilutive but there is no guarantee that the company can effectuate this. If the minimum is raised in this offering, the company will still need approximately $1.7 million of additional capital to complete the development of its first camera product.

The company has had no revenues since inception. The company has experience operating losses in each year of its history. Management believes it will generate its first revenues in 2019.

Liquidity and Capital Resources

The proceeds of this offering will advance the company's efforts to developing a pixel prototype and beginning the process of starting creating an array of pixels. With the minimum funding we expect to be able to finish the pixel prototype. With the maximum funding we will be able to complete the prototype, work on the optimization of the pixel and then begin work on an array of pixels.

In addition to the funding from this campaign, we would expect to require at least an additional $1.6 million of funding to complete our development and be in a position to sell a product. The minimum fund would last the company 1-2 month and the maximum funding would enable the company to continue for approximately 4-6 months. However, it is the belief of the management team that once the pixel prototype is developed the technology risk associated with the company will be greatly diminished and that a greater number of investors will have an interest in investing.

Over the past two years the company has met with a wide variety of investors. The company has a number of investors who have invested multiple times in the company. Still, there can be no guarantee that they will continue to do so. The company has had discussions with multiple strategic partners and once the pixel prototype is completed will actively seek to license its technology particularly in the automotive and healthcare space. Our options for raising additional proceeds include (if available) sale of equity, issue of notes, bank financing or milestone payments from a strategic partner. In addition, the company has the option to create a separate legal entity for one of its industry verticals (i.e. healthcare, drones, etc.) and capitalize the subsidiary as a standalone entity. We may also consider the sale or license of our patents.

Finally, the company is working with several potential customers to secure its first order. There may be a possibility of a down payment or deposit for those sales which would provide interim funding to the company.

Indebtedness

Messrs. Kaufman and Carpenter and the Company have entered into Grid Promissory Notes, which has an outstanding balance consisting of principal and interest of $99,000 in the aggregate for start-up financing to the Company, as of the date hereof. They do not intend to convert those notes in connection with this Financing and therefore such notes will be outstanding following this Financing. These notes have a perpetual duration and a 3% interest rate.

Recent offerings of securities

- 2018-03-15, Reg CF, 363 Common Stock. Use of proceeds: The proceeds from the offering were used for R&D, patent expenses and overhead.
- 2018-02-28, Reg D, 6550 Common Stock. Use of proceeds: The proceeds from the offering were used for R&D, patent expenses and overhead. We raised approximately $260,000 by selling 6,550 shares.

Valuation

$8,264,165.00

We have valued the company at $8.3 million pre-money. We came to this valuation using several different methodologies. First, we looked at the valuations of other privately held technology companies that appear to be at a similar stage. Next we did a discounted cash flow analysis using a sensitivity table with various exit multiples and discount rates. Lastly, we looked at what we have accomplished including our issued patents, the fact that our lens product is already in the beta state, the fact that we could create a product for the SIDS market with no technology risk and the fact that we address four market verticals.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,010	$87,945
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$5,277
Net Proceeds	$9410	$82,723
Use of Net Proceeds:		
R& D & Production	$7400	$63,720
Marketing	$0	$0
Working Capital	$1000	$14,000
Patents	$1000	$5,000
Total Use of Net Proceeds	$9410	$82,723

We are seeking to raise $87,945 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,010. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6.0% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $5,277 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1.7 million that we project we will need in 2018 and 2019 to complete our camera and produce a first product.

Specifically, we intend to invest in the pixel prototype, the optimization of the pixel array and associated software which will make the camera function. We also intend to file at least 6 new patents on a global basis and pay to keep our existing patents in force. As discussed above in "Financial condition – Liquidity and capital resources," the Company is exploring a potential joint venture with a strategic partner and a potential royalty/licensing transaction.

Some proceeds may be involved with customer acquisition or the development of a strategic partnership or a joint venture. In general, we intend to sell our product through a limited number of distributors, integrators or JV partners.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

None.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at its website (www.d2ir.com) in the tab labeled Investor Portal. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Digital Direct IR, Inc.

[See attached]

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

2016 and 2017

"UNAUDITED"

DIGITAL DIRECT IR, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Unaudited

DIGITAL DIRECT IR, INC.

CONTENTS



JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2016 and the related statements of loss and stockholders' deficit for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

JR Financial Services Inc.

JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
September 11, 2017

BALANCE SHEET


DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2016

<u>ASSETS</u>


CURRENT ASSETS:

Cash	$ <u>2,172</u>
Total Current Assets	<u>2,172</u>

OTHER ASSETS:

Patent Costs	<u>167,860</u>
	$ <u>170,032</u>

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2016

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses and other current liabilities	$ 19,494
Total Current Liabilities	19,494

LONG-TERM LIABILITIES:

Loans payable – Officers	142,123
Loans payable – convertible notes	202,162
	344,285

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common stock	230,000
Deficit	(423,946)
Total Stockholder's Equity	(193,747)
	$ 170,032

"UNAUDITED"

See accountants' compilation report and notes to financial statements.

DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES EARNED	$ -0-
OPERATING EXPENSES	
Accounting	2,133
Bank Charges	515
Insurance	8,221
Interest	18,793
Meals and Entertainment	3,454
Miscellaneous	2,014
Office Expense	696
Postage	182
Repairs and Maintenance	200
Telephone and internet	2,251
Utilities	1,315
	39,774
NET (LOSS)	(39,774)
DEFICIT, BEGINNING OF YEAR	(384,172)
DEFICIT, END OF YEAR	($ 423,946)

"UNAUDITED"

See accountants' compilation report and notes to financial statements.

-4-

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received	$	-0-
Interest income		-0-
Cash Provided By Operating Activities		-0-
Cash paid for operating activities		-0-
Cash paid for general and administrative costs	(	92,844)
Cash Disbursed For Operating Activities	(	92,844)
NET CASH (USED IN) OPERATING ACTIVITIES	(	92,844)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from loans payable officers		70,275
Proceeds from notes payable		22,500
		92,775
NET CASH PROVIDED BY FINANCING ACTIVITIES		92,775
NET DECREASE IN CASH	(	69)
CASH, BEGINNING OF YEAR		2,241
CASH, END OF YEAR	$	2,172

See accountants' compilation report and notes to financial statements.

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

RECONCILIATION OF NET LOSS TO NET CASH
(USED IN) OPERATING ACTIVITIES:

NET LOSS   (\$ 39,774)

ADJUSTMENTS TO RECONCILE NET LOSS TO
NET CASH (USED IN) OPERATING ACTIVITIES:

Changes in assets (increase) decrease:
   Patent Costs   (59,770)

Changes in liabilities increase (decrease):
   Accrued expenses   6,700

   Total Adjustments   (53,070)

          NET CASH (USED IN) OPERATING
          ACTIVITIES   (\$ 92,844)

`

See accountants' compilation report and notes to financial statements.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

<u>Absence of Operating History.</u>

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

<u>Ability to Obtain and Protect Proprietary Technology and Information.</u>

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

<u>Dependence on key personnel.</u>

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

<u>The Need for Future Capital.</u>

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   **Summary of Significant Accounting Policies Cont'd.**

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

Note 1 - **Summary of Significant Accounting Policies Cont'd.**

Assumptions regarding Financial Projections.

The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 - **Patent costs.**

Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 - **Officer Loans.**

The Company has been advanced funds totaling $18,080. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 - **Loans payable – convertible notes.**

The convertible notes mature on December 31, 2016 and are payable including interest accrued at 10% per annum. If qualified financing (Q.F.) occurs before maturity date, all principal and accrued interest shall be converted into Q.F. security at the conversion price equal to the lesser of: (a) the lowest per share purchase price paid by the Q.F. Investor's multiplied by 80% or (b) the price cap divided by the number of fully diluted share prior to the Q.F. (including any equity incentive pool that will exist after the Q.F.).

Note 5 -   <u>**Common Stock**</u>

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of \$.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2015, the Company has issued 100,000 shares of common stock issued and outstanding and 900,000 shares unissued.

Supplementary Information

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2016

STOCKHOLDER'S EQUITY – BEGINNING OF YEAR	($ 153,973)
Convertible notes converted to common stock	-0-
Capital raised through issuance of stock	-0-
Current year net profit/(loss)	(39,774)
STOCKHOLDER'S EQUITY – END OF YEAR	($ 193,747)

DIGITAL DIRECT IR, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

"UNAUDITED"

DIGITAL DIRECT IR, INC.

CONTENTS

JR Financial Services, Inc.

Joseph Rossello, CPA

125 Front Street, Rm3
Massapequa Park, NY 11762
Phone (516) 470-1545
Fax (516) 470-1547

To The Stockholders
Digital Direct IR, Inc.
Carmel, New York

We have independently reviewed the accompanying balance sheet of Digital Direct IR, Inc. at December 31, 2017 and the related statements of loss and stockholders' equity for the year then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Digital Direct IR, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

_____
JR FINANCIAL SERVICES, INC.

Massapequa Park, New York
May 15, 2018

BALANCE SHEET

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	60,144
Total Current Assets		60,144
OTHER ASSETS:		
Patent Costs		253,521
	$	313,665

DIGITAL DIRECT IR, INC.
BALANCE SHEET
DECEMBER 31, 2017

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Accrued expenses and other current liabilities	$ 39,997
Total Current Liabilities	39,997

LONG-TERM LIABILITIES:

Loans payable – officers	87,271
	87,271

STOCKHOLDER'S EQUITY:

Additional paid in capital	199
Common stock	660,735
Deficit	(474,537)
Total Stockholder's Equity	186,397
	$ 313,665

DIGITAL DIRECT IR, INC.
STATEMENT OF LOSS AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES EARNED	$ -0-
OPERATING EXPENSES	
Accounting	3,772
Bank Charges	1,019
Insurance	9,340
Interest	8,169
Legal & professional	4,348
Meals and Entertainment	4,240
Miscellaneous	1,254
Office Expense	790
Postage	401
Research & development	11,375
Real estate taxes	1,785
Telephone and internet	2,549
Utilities	1,549
	50,591
NET (LOSS)	(50,591)
DEFICIT, BEGINNING OF YEAR	(423,946)
DEFICIT, END OF YEAR	($ 474,537)

DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received	$	-0-
Interest income		-0-
Cash Provided By Operating Activities		-0-
Cash paid for operating activities		-0-
Cash paid for general and administrative costs		(115,749)
Cash Disbursed For Operating Activities		(115,749)
NET CASH (USED IN) OPERATING ACTIVITIES		(115,749)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock	430,735
	430,735
Repayment of officer loans	(54,852)
Conversion of notes into stock	(202,162)
	(257,014)
NET CASH PROVIDED BY FINANCING ACTIVITIES	173,721
NET INCREASE IN CASH	57,972
CASH, BEGINNING OF YEAR	2,172
CASH, END OF YEAR	$ 60,144


DIGITAL DIRECT IR, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017


RECONCILIATION OF NET LOSS TO NET CASH
(USED IN) OPERATING ACTIVITIES:

NET LOSS	(\$ 50,591)
ADJUSTMENTS TO RECONCILE NET LOSS TO **NET CASH (USED IN) OPERATING ACTIVITIES:**	
Changes in assets (increase) decrease:	
Patent Costs	(85,661)
Changes in liabilities increase (decrease):	
Accrued expenses	20,503
Total Adjustments	(65,158)
NET CASH (USED IN) OPERATING **ACTIVITIES**	(\$ 115,749)

`



DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 - **Summary of Significant Accounting Policies**

Business Activity

Digital Direct IR, Inc. ("The Company") is engaged in the development of infrared thermal imaging cameras for use in the public and private security markets. The Company's facilities are located in Carmel NY and Fresh Meadows NY.

Revenue and Cost Recognition

The Company has not offered its product for sale to the general public since it is still in the research and development stages. The Company has elected to report revenues on the accrual method of accounting. This method requires that revenues and expenses be recorded when earned and when incurred.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. In these financial statements, assets, liabilities, and earnings from contracts involve extensive reliance on management's estimates. Actual results could differ from those estimates.

Cash Equivalents

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Income Taxes

Income taxes are reported utilizing the accrual method for income tax purposes. This method requires that income be taxed when billed and expenses deducted when incurred.

Note 1 - **Summary of Significant Accounting Policies Cont'd.**

Absence of Operating History.

The Company is a development stage company, and, therefore, it is subject to the risks inherent in the creation of a new business and the development of new products and services, including the absence of a history of significant operations, and the absence of proven products and services. There is no operating history, which makes the prediction of future results of operations difficult or impossible, and no assurance can be made that the goals of growth and profitability will be achieved. Revenues and results of operations will likely fluctuate significantly in the future. The causes of fluctuation may include the ability to develop, market and produce products and services, demand for these products, the level of competition, changes in operating expenses and general economic factors.

Ability to Obtain and Protect Proprietary Technology and Information.

As the company has already and will obtain patent protection to protect its proprietary rights, there can be no assurance that any of the company's intellectual property rights will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any competitive advantage. The company could incur substantial costs in asserting or defending their intellectual property or proprietary rights against others, including any such rights obtained from third parties.

Dependence on key personnel.

The company's success, development, operations and future business will be substantially dependent upon the personal efforts and expertise of the founders and officers of the company. The loss of the services of such persons could have a material adverse effect. The company success will also be dependent upon its ability to hire and retain qualified personnel. There is no assurance that the company will be able to hire or retain such personnel.

The Need for Future Capital.

In order to accomplish the company's business objective, additional financing may be required. There can be no assurance that the necessary financing, should it be needed, will be available at affordable terms. The failure to obtain additional funds, when needed, will have a material adverse effect on the business, financial condition and results of operation.

Note 1 -   **Summary of Significant Accounting Policies Cont'd.**

Absence of Public Market and Limited Transferability of Shares.

There is no public market for the shares or any other security of the company and it is not anticipated that an active public market will develop in the foreseeable future. In addition, the shares have not been registered under the Securities Act or qualified under any state securities laws. Accordingly, the shares cannot be sold or otherwise transferred unless they are subsequently registered under the Act and qualified under any applicable state securities law or an exemption from such registration and /or qualification is available. Based on the foregoing, a purchaser will have to bear the economic risk of his or her investment for an indefinite period of time, therefore, the purchase of the shares is suitable only for those individuals who have no need for liquidity in their investment and who have adequate means of providing for their current financial needs and personal contingencies. The transfer of shares will be subject to certain limitations imposed by the Federal and State Securities laws. It is not anticipated that any public market for the shares will develop at any time within the foreseeable future. Consequently, holders of shares may not be able to liquidate their investment in the event of an emergency or for any other reason, and shares may not be readily accepted as collateral for loans. The purchase of shares should be considered only as a long-term investment.

Uncertainty of Amount of Proceeds from the Sales of Units.

Units of the Company are being offered directly and the sale of the units is on a best efforts basis. Subscriptions are accepted as received and, accordingly, may be sold all or in part. There is no assurance as to the number of units that will be sold and, therefore, no assurance as to the amount of proceeds the company will receive from the sale of units. The failure to sell all or any of the units may have a material adverse effect on the business, financial condition and results of operations.

Dilution.

Prospective investors who choose to purchase shares will incur immediate and substantial dilution in the tangible book value associated with their investment. Moreover purchasers of shares may experience further dilution upon the consummation of additional sales of its securities.

DIGITAL DIRECT IR, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE ACCOUNTANT'S REVIEW REPORT)

Note 1 -   <u>Summary of Significant Accounting Policies Cont'd.</u>

         <u>Assumptions regarding Financial Projections.</u>

         The Company's business plan contains projections prepared by the Company. The projections are based on management's assessment of such matters as growth, customer base, market size and general industry conditions and reflect the best estimates of management. No assurance can be given that any of the assumptions on which the projections have been based will prove to be correct or that the projected figures will be attained. Actual results may vary from projections and the variations may be both material and adverse. The projected financial statements have not been examined, reviewed or compiled by independent public accountants.

Note 2 -   <u>Patent costs.</u>

         Patent costs comprise expenditures incurred toward the procurement of various patents obtained and those which are still in the process of being obtained to the extent which they relate to the research and development of its infrared thermal imaging cameras. These expenditures will be amortized when revenue is generated.

Note 3 -   <u>Officer Loans.</u>

         The Company repaid funds previously advanced totaling $54,852. The balance due the officers totaled $87,271. These funds are non-interest bearing and are not expected to be repaid within the next twelve months.

Note 4 -   <u>Loans payable – convertible notes.</u>

         The convertible notes matured on December 31, 2017 and were converted into 5,230 shares of common stock.

Note 5 -   **Common Stock**

The Company amended its certificate of incorporation on November 2nd 2015. The Company was given the authority to issue 1,000,000 shares of common stock with a par value of $.001 per share. In addition, the Company approved a 500 to 1 stock split of its issued and outstanding shares. As of December 31, 2017, the Company has issued 127,141 shares of common stock issued and outstanding and 872,859 shares unissued.

SUPPLEMENTARY INFORMATION

DIGITAL DIRECT IR, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2017

STOCKHOLDER'S EQUITY – BEGINNING OF YEAR	($ 193,747)
Convertible notes converted to common stock	202,162
Capital raised through stock purchase – Round A	228,573
Current year net loss	(50,591)
STOCKHOLDER'S EQUITY – END OF YEAR	$ 186,397

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Digital Direct IR, Inc. is pending **StartEngine Approval.**



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Digital Direct IR, Inc.

Infrared sensor for vehicle safety

Small OPO · Fresh Meadows, NY · Data/Analytics · Accepting International Investment

Overview Team Terms Updates Comments Share

Infrared sensor for autonomous vehicles and car safety

Invest in Digital Direct IR, Inc.

Overview

Digital Direct IR, Inc. has developed and patented a thermal infrared sensor which will enhance automotive safety and empower autonomous vehicles.

Artificial intelligence applied to autonomous vehicles and automated [illegible] manufacturers are constantly improving automotive safety by incorporating advanced sensors which, when combined with artificial intelligence, will foster a new level of passenger and pedestrian protection.

We have created multiple breakthroughs: a new sensor paradigm, multi-spectral capability and a curved imager at a 10x price reduction

The Need

There is tremendous potential to almost eliminate transportation injuries, deaths and property damage from the failings of human operation, environmental conditions, driver experience and interaction between vehicles. Each year there are over 5.4* million car accidents in the United States alone. There are over 1.2** million deer related incidents.

Smart cars operate from multiple sensors on each vehicle. These sensors capture a voluminous amount of data on the car, its surroundings and the situation. Onboard computers will analyze this data in real time and make critical decisions more than 100x faster than humans can.

Our Breakthrough

What we have done is develop a completely new methodology for a Thermal Infrared vision imaging system that will complement other sensors (i.e. Lidar and Radar) to give each vehicle the most detailed picture of its surroundings to be able to make the best decision.



Can your car warn you about an animal about to jump in front of you?








°C
20,6
-9,0

Technology

Our technology is based on a physics and material science innovation combined in a MEMS device. Because of the novel design of our pixel detector, we believe our device will have the following advantages: (i) Multi-spectrum (i.e. both mid IR and far IR), (ii) lowest cost by a factor of 5-10x, (iii) high resolution picture quality and (iv) a customizable aspect ratio, to achieve the best situation awareness and most efficient data communication and analysis.

Market Opportunity

We believe that our market is in excess of $32 billion annually (1). This includes 82 million passenger vehicles and almost 1 million trucks.

Milestones

To date we have been issued our key patents and have filed for many more. We also have our IP protected in the US and internationally. We have already produced a beta of the lens unit. We have successfully modeled our detector in an advanced CAD/CAM software and are currently fabricating the prototype pixel.



Have you ever been blinded by oncoming headlights at night?

Sources:
*Wiki
**Insurance Journal

Team

We have a world class team with multiple Materials Scientists, Physicist Ph.D's, and engineers.

Why you should have an interest in Digital Direct IR (D2IR): Every car on the road would be much safer with our technology.

\- Peter Kaufman
Founder & CEO

Opportunity: 80 million cars per year

(1) Company estimate of 80 million vehicles x $400 ASP.

The Offering

Investment

$65.00 / Share │ When you invest you are betting the company's future value will exceed $8.3M.

Perks

$250 — If you invest $250, you will receive a D2IR bumper sticker.
$500 — If you invest $500, you will receive a D2IR Tee Shirt.
$2,500 — If you invest $2,500, you will receive a personal call from the Founder.
$15,000 — If you invest $15,000, you will receive a lunch in NYC with the team. And, two theatre tickets to the NYC Broadway show of your choice.
$100,000 — If you invest $100,000, you will receive a dinner with the CEO at the restaurant of your choice in the continental United States. And, four theatre tickets to the NYC Broadway show of your choice.
All perks occur after the offering is completed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Our mission is to create technology that can save lives and make autonomous vehicles a reality

---

What We Have Accomplished So Far

We have accomplished a great deal in the past three years:

1. Been awarded our key patents (US and Internationally).
2. Filed numerous other patents (US and Internationally).
3. Produced a working beta unit of our lens.
4. Completed the CAD/CAM design and performance modeling of our detector.
5. Established a joint venture with Kent Optronics (military supplier).
6. Strategic partnership with SB Microsystems.
7. Successfully completed first phase of pixel fabrication.
8. Received Letter of Interest from large defense contractor.
9. Negotiating a potentially large order from a drone company.



In 2017 Intel Corporation entered the ADAS market by buying Mobileye for $15.3 billion; In 2014 a competitor in the healthcare market (Given Imaging) was acquired by Covidien for $830 million.

Sources: Techcrunch, Nasdaq

Our Products

Additional Markets

While we believe our sensor is the right solution for the automotive market, it also has applications in other markets.

Healthcare
Our multi-spectrum camera can be shrunk and put in a swallowable pill camera, which we believe will be able to detect tumors in the gastrointestinal tract at a very early stage.

Safety & Security
We also believe that our cameras will be utilized to secure municipalities, critical infrastructure, parking lots, large venues, airports, etc.

Drones
Our cameras will be light weight and very low power, making them the perfect match for drone systems.












Why we are unique:

- Multi-spectrum (mid and far IR)
- Direct-to-digital: no analog electronics or conversions
- Curved imager (an industry first!)
- 50-80% lower cost
- High margins from licensing model
- Very high free cash flow anticipated
- A "must have" for multiple markets

Features and functions we believe no one else has: Our unique design will allow us to have features that to our knowledge are not available from competitive products. We believe we will also be able to offer our product a materially lower price.






Lowest Cost

We believe we will be the market leader in price, while still maintaining a high gross margin.

Multi-Spectrum

Our detector works in both the mid- and far-IR spectrum. We are the only IR camera technology that can do this.

Team

We have a world-class technology team with deep background in thermal infrared imaging and semiconductor design and fabrication.

New Features

Integration with artificial intelligence.

Our Market and Industry



*Source : Autoliv (2016-2025)

Market Overview

The automotive market consists of over 80 million cars and 1 million trucks produced annually (1).

The market for safety enhancements and technology improvements has grown rapidly over the past three decades. Starting with seat belts and air bags, car manufacturers have continually searched for ways to improve car safety. More recently cars have been outfitted with rumble strips and collision detection.

The future of vehicle safety is the in the incorporation of numerous sensors and artificial intelligence. AI will be enabled by both onboard processors as well as a smart-grid communications network that will help cars understand their surroundings and nearby cars.

(1) Company estimate of 80 million vehicles produced annually and $400 ASP.

While the automotive market is mature, the market for active safety products is expected to grow significantly. The market for active safety devices was estimated to be $5 billion in 2017. That is expected to grow to nearly $25 billion in 2025, a 23% CAGR.

This growth will be driven by a combination of factors. Car manufacturers will increasingly incorporate these features into their new models. Autonomous vehicles - to the extent they proliferate - will require the most advanced sensors and systems. Lastly, the retrofit market will grow as existing cars on the road incorporate new technologies.

(1) Source: Autoliv Corporate Presentation



(1) Source: Autoliv Presentation

Invest in Digital Direct IR

Digital Direct IR has a compelling opportunity. We feel that we have a **unique technology** which is protected by an comprehensive IP Platform.

Our market opportunity just in the automotive **market is over $32 billion*** and we are in the fastest growing segment of the market.

We believe our product is a "**must-have**" for all car manufactures. Going forward, cars will need to have every type of sensor, as there are instances or environmental conditions where some perform better than others (i.e. fog, snow, rain, heat, night, blinding sunlight, etc.).

We expect that we will be the **low-cost** provider by a wide margin and that we will be able to offer **high-resolution** picture quality.

We have multiple shots on goal across several industries. We believe that























we could generate $100+ million of revenue in the automotive market, the healthcare market and the safety and security market.

We have a world class team and a well defined plan.

*Source: Company estimate; 80 million units at an ASP of $400.

January 1998

Company Founded

The company was originally founded as an engineering consultancy

March 2014

Lens Prototype Completed

We produced a prototype of our integrated lens system

2013-2015

Patent Moat Created

In this time period we filed over a dozen patents and were awarded the key patents

January 2017

pixels
substrate

Curved Imager

We believe this is the holy grail of imaging. Most lenses are flat. But the world is in 3 dimensions. Think of an eyeball: Curved on the front and the back. We know of no one else that can do this!

November 2017

COMSOL Design Model

Our fab design partner completed the software model of our pixel.

March 2018

Absorber is complete

The first part (of two) is successfully completed. This is a proprietary multi-layered nano composite material.

May 2018

Launched on StartEngine

Invest with US

July 2018

Anticipated completion of the Pixel

The second part of the pixel -- the resonator -- will be done and the two parts are integrated.

November 2018

Optimized Pixel and Curved Array Expected

We aim to have an optimized pixel and a sample curved array by early Q4 2018. This is also know as a focal plane array.

July 2019

Anticipated Availability of Commercial Product

Our goal is to have product in the market within one year of the pixel prototype.

Meet Our Team

Peter Kaufman

Founder, CEO, CTO, Director

Mr. Kaufman has over 40 years of experience in the electronics manufacturing and product design industry during which he has developed an extensive array of industry contacts and resources. Peter has participated in a wide variety of project areas in product development and R&D and has always relied on his creativity and expertise to apply state-of-the-art technologies to new products and to improve existing systems. Peter's experience and contacts enhance his problem solving ability. Presently, Peter is involved in commercialization of his patents in electro-optical, optical, imaging, photonics, magnetics, & semiconductor development. Mr. Kaufman is a founder, CEO, CTO, Director and full time employee since the companies inception.

Howard Carpenter

Co-Founder, Director

Howard is a board member and a co-founder of the company. He has over 30 years of experience in military and commercial technology sales with a focus on specialized batteries. Mr. Carpenter is a board member, co-founder and full time participant in the management of D2IR since the companies inception.

Dr. NM Ravindra, PhD

Chief Technical and Scientific Advisor

Dr. N.M. Ravindra, Ph.D. is a Professor and former Chairman of the Physics Department & Director, Interdisciplinary

Dr. Marvin Hutt, PhD

Material Science, Semiconductor and Optical Physicist and Scientist

Dr. Marvin Hutt, PhD is a consulting optical and semiconductor engineer. He is the President of Optics Coating

Dr. Brian Jamieson, PhD

Semiconductor Development Advisor, MEMS Fabrication

Dr. Jamieson is the President of Scientific & Biomedical Microsystems (SBM). SBM is an engineering consulting firm providing

Gib Dunham

Advisor

Mr. Dunham is Managing Director of Hywin Capital LLC, where he is responsible for overseeing alternative

Department & Director, Interdisciplinary Program in Materials Science and Engineering at the New Jersey Institute of Technology (NJIT). Before joining NJIT in 1987, Dr. Ravindra had been associated with Vanderbilt University, the Microelectronics Center of North Carolina (MCNC), North Carolina State University, International Center for Theoretical Physics (ICTP- Trieste), Politecnico di Torino, CNRS associated labs in Paris and Montpellier] as well as a degree in mathematics from the Sorbonne in France, Dr. Ravindra received his B.Sc. and M. Sc. from Bangalore University in 1974 and 1976, respectively, and his Ph.D. from the University of Roorkee in 1982.



is the President of Optics Coating Research Inc. and since 2011 has been a senior optical design consultant for laser technology design of holographic interferometers. From 2008 to 2011, he was a senior design consultant at AON Optical Networks for memory systems. From 1982 to the present, he has been an Adjunct Professor of Optical and Engineering Physics at the Stevens Institute of Technology. From 1975 to 1977 Dr. Hutt worked at Materials Research Corp., where he was in the Process Equipment Division (semiconductor fabrication processing). Dr. Hutt received his Bachelors Degree in Physics and Optics in 1965, a Masters Degree in Engineering Physics and a PhD degree in Optical Physics from New York University in 1987. Dr. Hutt has eleven patents to his credit and numerous publications.



an engineering consulting firm providing research and development and support for a wide variety of public and private clients. Specializing in sensor, detector, and microsystems development, SBM supports the full lifecycle of hardware development, including the detailed design and microfabrication of prototype and low volume manufactured products, device test and validation, and the transfer of the manufacturing from an in-house fabrication facility to an external foundry. Past and current work includes defense-related, biomedical and consumer products.



allocations including hedge funds and private equity. Gib has more than 20 years' experience in alternative investments. Gib's career includes investment banking at Bear Stearns, private equity for a single-family office, portfolio management at a hedge fund and as a partner at a large, multi-family office. Prior to joining Hywin, he was the Chief Investment Officer for an alternatives allocation platform. Gib is a graduate of Dartmouth College where he majored in political science and has earned the CFA, CAIA, CMT, QFA, and CIC designations along with a certificate in structured products.

Offering Summary

Maximum 1,353* shares of common stock ($87,945)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 154 shares of common stock ($10,010)

Company	Digital Direct IR, Inc.
Corporate Address	61-21 183 Street Fresh Meadows, NY 11365-2114
Description of Business	Commercialization of our patents in Thermal Infrared Imaging systems to be used for automotive, military, commercial, industrial, healthcare research, security, surveillance, drones, agriculture, water resources and many other use markets.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$65.00
Minimum Investment Amount (per investor)	$130

Perks*

$250 — If you invest $250, you will receive a D2IR bumper sticker.

$500 — If you invest $500, you will receive a D2IR Tee Shirt.

$2,500 — If you invest $2,500, you will receive a personal call from the Founder.

$15,000 — If you invest $15,000, you will receive a lunch in NYC with the team. And, two theatre tickets to the NYC Broadway show of your choice.

$100,000 — If you invest $100,000, you will receive a dinner with the CEO at the restaurant of your choice in the continental United States. And, four theatre tickets to the NYC Broadway show of your choice.

*All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Digital Direct IR, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Common Stock at $65 / share, you will receive 1 Common Stock bonus shares, meaning you'll own 11 shares for $650.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

None.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Digital Direct IR, Inc. to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Digital Direct has developed and patented an innovative thermal infrared sensor which has applications in vehicle safety, autonomous vehicles, healthcare and homeland security.

There are over 5 million vehicle accidents in the United States each year. Many of these are preventable with the right sensors and technology.

Our sensor operates in multiple parts of the infrared spectrum and can detect both people and machines. Infrared can see through both smoke and fog and can see up to twice as far at night compared to headlights. We believe our camera will be the lowest cost device on the market by a wide margin.

The company is addressing a $30+ billion market. We believe that every autonomous car should come standard with all sensor modalities and infrared will complement other technologies.

My name is Peter Kaufman and I am the CEO of Digital Direct. We appreciate your time and interest and welcome your participation as we grow the company.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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